UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-41562

NewAmsterdam Pharma Company N.V.

(Exact name of registrant as specified in its charter)

Gooimeer 2-35

1411 DC Naarden

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On March 3, 2023, NewAmsterdam Pharma Company N.V. (the “Company”) announced that Chief Financial Officer David Topper, who provided advice and guidance in support of the Company’s now complete public company transition, has resigned. The Company has appointed current Chief Accounting Officer, Louise Kooij, as Interim Chief Financial Officer and intends to conduct a search for a new permanent chief financial officer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NewAmsterdam Pharma Company N.V.

March 3, 2023	By:	/s/ Michael Davidson
Name: Michael Davidson
Title: Chief Executive Officer